RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-163632

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement

Subject to Completion:
Dated July 22, 2010

Pricing Supplement Dated July __, 2010 to the
Product Prospectus Supplement ERN-ETF-1 Dated January 12, 2010,
Prospectus Dated January 11, 2010, and
Prospectus Supplement Dated January 11, 2010
$ __________ Buffered Bullish Notes Linked to the Financial Select Sector SPDR Fund, Due February 15, 2012 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Bullish Notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008KEC3. The Notes provide a one-for-one positive return if the price of the Reference Asset increases from the Initial Level to the Final Level, subject to the Maximum Redemption Amount of [130.75% - 133.60%] of the principal amount of the Notes. The Notes do not pay interest, and investors will lose 1% of the principal amount of the Notes for each 1% decrease in the Reference Asset of more than 15% between the Pricing Date and the Valuation Date. Any payments on the Notes are subject to our credit risk.

Issue Date: August 13, 2010

Maturity Date: February 15, 2012

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, and “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 12, 2010.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this terms supplement, the price of the Notes would include a profit of $12.00 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the hedging profits of Royal Bank of Canada exceed $25.00 per $1,000 in principal amount of the Notes.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets Corporation

Buffered Return Notes Linked to the Financial Select Sector SPDR Fund, Due February 15, 2012

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation

Reference Asset:	Financial Select Sector SPDR Fund

Bloomberg Ticker:	XLF

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	August 10, 2010

Issue Date:	August 13, 2010

CUSIP:	78008KEC3

Valuation Date:	February 10, 2012

Payment at Maturity (if held to maturity):	If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:
1. Principal Amount + (Principal Amount x Percentage Change); and

2. Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -15%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -15.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

Final Level - Initial Level Initial Level

Initial Level:	The closing price per share of the Reference Asset on the Pricing Date.

Final Level:	The closing price per share of the Reference Asset on the Valuation Date.

Maximum Redemption Amount:	[130.75% - 133.60%] multiplied by the principal amount

Buffer Percentage:	15%

RBC Capital Markets Corporation

Buffered Return Notes Linked to the Financial Select Sector SPDR Fund, Due February 15, 2012

Buffer Level:	85% of the Initial Level

Maturity Date:	February 15, 2012, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Term:	Approximately eighteen (18) months

Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion of your principal amount at maturity if there is a percentage decrease in the closing price per share of the Reference Asset of more than 15% from the Pricing Date to the Valuation Date.

Calculation Agent:	RBC Capital Markets Corporation

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 12, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 12, 2010, as modified by this terms supplement.

RBC Capital Markets Corporation

Buffered Return Notes Linked to the Financial Select Sector SPDR Fund, Due February 15, 2012

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 12, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 12, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement ERN-ETF-1 dated January 12, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000106/c112102424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets Corporation

Buffered Return Notes Linked to the Financial Select Sector SPDR Fund, Due February 15, 2012

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical levels of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the closing price per share of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a Buffer Percentage of 15% (the Buffer Level is 85% of the Initial Level), a the Maximum Redemption Amount of 132.18% of the principal amount (the midpoint of the Maximum Redemption Amount range of 130.75% to 133.60% of the principal amount), and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 5%) = $1,000 + $50 = $1,050.00

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,050.00, a 5% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

	Percentage Change:	47%

	Payment at Maturity:	$1,000 + ($1,000 x 47%) = $1,000 + $470 = $1,470.00 however, the Maximum Redemption Amount is $1,321.80

	On a $1,000 investment, a 47% Percentage Change results in a Payment at Maturity of $1,321.80, a 32.18% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

	Percentage Change:	-8%

	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.

	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000.00, a 0% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

	Percentage Change:	-20%

	Payment at Maturity:	$1,000 + [$1,000 x (-20% + 15%)] = $1,000 - $50 = $950.00

	On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $950.00, a -5% return on the Notes.

RBC Capital Markets Corporation

Buffered Return Notes Linked to the Financial Select Sector SPDR Fund, Due February 15, 2012

INFORMATION REGARDING THE REFERENCE ASSET

We have derived all information contained in this free writing prospectus regarding the Reference Asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We are not affiliated with the Reference Asset and the Reference Asset will have no obligations with respect to the notes. This terms supplement relates only to the Notes and does not relate to the shares of the Reference Asset or securities in the Financial Select Sector Index (the “Underlying Index”). Neither we nor RBC Capital Markets Corporation participates in the preparation of the publicly available documents described below. Neither we nor RBC Capital Markets Corporation has made any due diligence inquiry with respect to the Reference Asset in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this terms supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Reference Asset have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Asset could affect the value of the shares of the Reference Asset on the Valuation Date and therefore could affect the Payment at Maturity.

Such information reflects the policies of, and is subject to change by SSgA Funds Management, Inc., which we refer to as SSFM.

The Financial Select Sector SPDR is an investment portfolio maintained and managed by SSFM. SSFM is the investment advisor to each of nine separate investment portfolios, including the Financial Select Sector Index, all of which are offered by the Select Sector SPDR Trust, a registered investment company. The Financial Select Sector Index trades on the NYSE Arca under the ticker symbol “XLF.” The Reference Asset seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Reference Asset typically earns income dividends from securities included in the Underlying Index. These amounts, net of expenses and taxes (if applicable), are passed along to the Reference Asset’s shareholders as “ordinary income.” In addition, the Reference Asset realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because your notes are linked only to the share price of the Reference Asset, you will not be entitled to receive income, dividend, or capital gain distributions from the Reference Asset or any equivalent payments.

Information provided to or filed with the SEC by the Reference Asset under the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Select Sector SPDR website at http://www.sectorspdr.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Select Sector SPDR’s website is not incorporated by reference in, and should not be considered a part of, this terms supplement.

The Underlying Index measures the performance of the financial sector of the U.S. equity market. The Reference Asset is composed of a wide range of financial service firms with diversified ranging from investment management to commercial and investment banking. As of July 20, 2010, there were 80 financial companies included in the Reference Asset.

The Reference Asset utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Asset will invest in all of the securities which comprise the Underlying Index. The Reference Asset will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

RBC Capital Markets Corporation

Buffered Return Notes Linked to the Financial Select Sector SPDR Fund, Due February 15, 2012

The Underlying Index

The disclosures contained in this terms supplement regarding the Underlying Index including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources, including Bloomberg Financial Markets. Such information reflects the policies of, and is subject to change by, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) or NYSE Euronext.

The Underlying Index is a modified market capitalization-based index. The Underlying Index is intended to track the movements of companies that are components of the S&P 500® Index and, as of July 20, 2010, includes the shares of common stock of 80 companies from the following industries: diversified financial services, insurance, commercial banks, capital markets, real estate investment trusts (“REITs”), consumer finance, thrifts and mortgage finance, and real estate management and development.

The Select Sector Indices

All disclosures contained in this term sheet regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information.  This information reflects the policies of, and is subject to change by, Standard & Poor’s (“S&P”), NYSE Euronext, and Merrill Lynch.  Neither we nor RBC Capital Markets Corporation accept any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index or any successor to the Underlying Index.

The Underlying Index is one of the Select Sector Indices.  The Select Sector Indices are sub-indices of the S&P 500® Index.  Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the combined companies of the ten Select Sector Indices represent all of the companies in the S&P 500® Index.  The industry indices are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index.  The ten Select Sector Indices seek to represent the S&P 500® Index sectors.  As of July 20, 2010, the total market capitalization of the Underlying Index’s common stock constituted approximately 16.08% of the aggregate market capitalization of the stocks included in the S&P 500® Index.

The stocks included in each Select Sector Index are selected by Merrill Lynch acting as Index Compilation Agent, in consultation with Standard & Poor’s (“S&P”), from the universe of companies represented by the S&P 500® Index. The NYSE Euronext acts as index calculation agent in connection with the calculation and dissemination of each Select Sector Index. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the nine Select Sector Indices together comprise all of the companies in the S&P 500® Index.

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

•	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500® Index.

•
The ten Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to one and only one of the Select Sector Indices.

•
The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of that company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

•
Each Select Sector Index is calculated by NYSE Euronext using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index. However, under certain conditions, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

RBC Capital Markets Corporation

Buffered Return Notes Linked to the Financial Select Sector SPDR Fund, Due February 15, 2012

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base−weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

Merrill Lynch may at any time determine that a SPDR Component Stock which has been assigned to one Select Sector Index has undergone a transformation in the composition of its business, and that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that Merrill Lynch notifies NYSE Euronext that a SPDR Component Stock’s Select Sector Index assignment should be changed, NYSE Euronext will disseminate notice of the change following its standard procedure for announcing index changes, and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable.

SPDR Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

.

RBC Capital Markets Corporation

Buffered Return Notes Linked to the Financial Select Sector SPDR Fund, Due February 15, 2012

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2007, 2008, and 2009, as well as for the first and second quarter of 2010 and the period from July 1, 2010 through July 21, 2010.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period-Start Date	Period-End Date	High Intra-Day Price per share of the Reference Asset in ($)	Low Intra-Day Price per share of the Reference Asset in ($)	Period-End Closing Price per share of the Reference Asset in ($)

1/1/2007	3/30/2007	37.99	34.19	35.52
3/31/2007	6/29/2007	38.15	35.12	36.02
6/30/2007	9/28/2007	36.92	31.52	34.20
9/29/2007	12/31/2007	35.97	28.10	28.98

1/1/2008	3/31/2008	29.93	22.29	24.85
4/1/2008	6/30/2008	28.16	20.06	20.20
7/1/2008	9/30/2008	24.29	16.78	19.96
10/1/2008	12/31/2008	20.65	8.68	12.62

1/1/2009	3/31/2009	12.82	5.88	8.81
4/1/2009	6/30/2009	13.08	8.54	11.97
7/1/2009	9/30/2009	15.43	10.83	14.94
10/1/2009	12/31/2009	15.76	13.79	14.39

1/1/2010	3/31/2010	16.32	13.51	15.97
4/1/2010	6/30/2010	17.12	13.70	13.81
7/1/2010	7/21/2010	14.97	13.36	14.04
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation

Buffered Return Notes Linked to the Financial Select Sector SPDR Fund, Due February 15, 2012

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about August 13, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

RBC Capital Markets Corporation